UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT
INFOBLOX INC.
(Exact name of registrant as specified in its charter)

Delaware	001-35507	20-0062867
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3111 Coronado Drive Santa Clara,		95054
(Address of principal executive offices)		(Zip Code)

Stephen Yu
(408) 986-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2015

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Infoblox Inc. (“Infoblox”) for the reporting period January 1 to December 31, 2015 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Infoblox’s website at http://ir.infoblox.com/phoenix.zhtml?c=251270&p=irol-sec.

Item 1.02. Exhibit.

Infoblox has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 2.01. Exhibit.

Exhibit No.	Description of Exhibit
1.01	Infoblox Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INFOBLOX INC.

Date: May 31, 2016	By:	/s/ Janesh Moorjani
Janesh Moorjani
Executive Vice President and Chief Financial Officer